                                                                 EXHIBIT (e)(10)

[TELOCITY LETTERHEAD]



August 16, 2000

Robert J. Sandor
13031 Alta Tierra Road
Los Altos, CA  94022

Dear Robert,

     We are pleased to offer you the regular full time position of Senior Vice President, Operations reporting to me with an anticipated start date of September 5, 2000.

     If you accept this offer, your starting base compensation will be a monthly salary of $16,667.67 which will be paid in two installments, on the fifteenth and last day of each month, in accordance with the Company's normal payroll procedures.

     Your initial bonus program will be based upon individual performance, not Company performance and, during the individual performance period, you will not be eligible for other bonuses that may be available to Company employees. Your initial bonus program will be a performance bonus of $33,000, payable upon successful completion of key objectives mutually agreed to by you and me. These objectives must be documented by October 1, 2000 and will be measured through December 31, 2000 with pay out in January 2001. It will be your responsibility to insure that the objectives are completed and agreed upon by October 1st. In the event that the Company pays out more than 100% under the performance bonus program for employees at your level during the period ending December 31, 2000, then the above bonus paid to you will be increased by the same percentage over 100%.

     Beginning with the first bonus period of 2001, your bonus will be based upon the Company's performance incentive bonus program, under which you will be eligible for a semi-annual bonus targeted at 50% of base pay.

     If you accept this offer, you will be granted options to purchase 130,000 shares of the Company's common stock with a per share purchase price equal to the fair market value at the close of your first day of actual employment with the Company. You will also be granted an option to purchase an additional 25,000 shares of the Company's common stock in January 2001 after successful completion of the bonus objectives that you and I agree to, as described above, by October 1, 2000. You will also be eligible to participate in the Company's annual refresher stock grant program in 2001. All your options will be subject to the terms of the Company's stock option plan and the stock option agreement provided pursuant to the plan. The options will vest over a four-year period with 25% vesting after twelve months of continuous employment. After the first twelve months, 1/36th of the remaining options will vest on the first day of each month that you work continuously as a regular employee of the Company.

     Telocity offers full medical and dental coverage benefits for its employees, for which you will become eligible on the first of the month following your first day of employment. You will also be eligible for a 401(k) Savings Plan and Section 125 Pretax Savings Plan. Telocity offers an Employee Stock Purchase Plan, for which you will be eligible.

     If you choose to accept the offer, your employment with the Company will be voluntarily entered into and will be for no specified period. As a result, you will be free to resign at any time, for any reason or for no reason, as you deem appropriate. The Company will have a similar right and may terminate your employment at any time, with or without cause.

     However, in the event of a termination without "Cause" or a resignation for "Good Reason", provided that either occurs not later than one year after a "Change in Control", you will be entitled, as your sole remedy and in exchange for a full waiver of all claims, to the following: (i) a waiver of the one-year vesting cliff provision, if applicable at that time, and all vesting accrued upon such termination or resignation; (ii) an additional six (6) months accelerated vesting or an amount of acceleration that will bring you to 50% vesting, whichever is greater; and (iii) six (6) months continued salary and benefits.

     Alternatively, in the event of a termination without "Cause" or a resignation for "Good Reason" not following within a year of a Change of Control, you will be entitled, as your sole remedy and in exchange for a full waiver of all claims, to six (6) months continued salary and benefits.

     For the purposes of this Offer Letter, "For Cause" is defined as a termination based upon: (i) theft, dishonesty, or falsification of any employment or Company records; (ii) conviction of a felony or any act involving moral turpitude; (iii) refusal to perform any reasonable, assigned duties after written notice from the Company of, and a reasonable, opportunity to correct, such refusal; (iv) improper disclosure of the Company's confidential or proprietary information; or (v) any act undertaken with the intent to materially harm the Company's reputation or business.

     For the purposes of this Offer Letter, "Good Reason" is defined as your resignation, for one of the following reasons provided that you give notice to the Company notice of your intention to resign and the Company fails to cure within a reasonable period: (i) the Company, its successor or assign decreases your base salary; (ii) the Company its successor or assign makes a material, adverse change in your title, authority, responsibilities or duties, as measured against your title, authority, responsibilities or duties immediately prior to such change; (iii) the Company, its successor or assign requires your relocation to a work place location outside the San Francisco Bay Area (i.e., outside Contra Costa County, Alameda County, San Francisco County, San Mateo County or Santa Clara County); (iv) the Company, its successor or assign materially breaches any provision of this letter; or (v) the Company falls to obtain the assumption of the obligations set forth in this Offer Letter by any successor or assign of the Company.

     For the purposes of this Offer Letter, "Change of Control" is defined as any of the following transactions, provided that with respect to (i), (ii) and
(iii) below the shareholders of the Company immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions as immediately before the transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding stock of the Company or its successor, or, in the case of a transaction described in clause (iii) below, of the corporation or corporations to which the assets of the Company were transferred: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

     In accordance with the requirement of the Immigration Reform and Control Act of 1986, you will be required to provide the Company documentary evidence of your identity and eligibility for employment in the United States. The appropriate documents must be presented for Telocity's review on your first day of employment during Day One Orientation, or our employment relationship with you may be terminated. You will also be required to sign an Employee Inventions and Proprietary Rights Assignment Agreement as a condition of your employment. Your signature below indicates that you have read and agree to abide by the Company's Insider Trading Policy, which is attached.

     In the event of any dispute or claim relating to or arising out of our employment relationship, this agreement, or the termination of our employment relationship (including but not limited to claims of wrongful termination or age, sex, disability, rare or other discrimination or harassment), you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association In Santa Clara County, California. By making this agreement, both you and the Company waive our respective rights to have such disputes tried by a court or jury. Prior to filing any claim regarding such disputes or otherwise requiring such arbitration, the parties will participate in good faith in a one-day mediation for which they will provide reasonable support. We agree that the arbitration and mediation provision set forth in this paragraph will not apply to any disputes or claims relating to the misuse or misappropriation of trade secrets or proprietary information.

     This letter and the Employee Inventions and Proprietary Rights Assignment Agreement set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement signed by both parties.

     Please complete the enclosed Employment Application and return it with your signed acceptance on or before your first day of work. If you have already completed and submitted an Employment Application, it is not necessary to complete the enclosed application.

     This offer is contingent upon your acceptance of employment by the close of business on August 16, 2000. To indicate your acceptance of the Company's offer, please sign and date this letter, and the enclosed Employee Inventions and Proprietary Rights Agreement. Return both pages of this letter by fax to our confidential fax number 408-777-4043, no later than August 16, 2000. This offer is highly confidential, so please do not disclose its terms to anyone other than your advisor(s). Please bring both the originals of the letter and the Agreement with you on your first day with the Company.

     You have been scheduled to attend Day One Orientation on your first Monday of work at 10355 North De Anza Boulevard, Cupertino CA 95014 at 9:00 am. During orientation you will learn more about the Company's products, culture and comprehensive benefits.

     We at Telocity are excited about the prospect of you joining our team. We look forward to working together.

Sincerely,

/s/

Dave Finley
Chief Operation Officer

                                                       /s/
                                        ---------------------------------
                                                  Robert Sandor

                                                    8/16/2000
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                                                  Date Executed


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